UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-14930

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒   Form 40-F ☐

This Report on Form 6-K is hereby incorporated by reference in the following HSBC Holdings plc registration statement: file number 333-277306

HSBC Holdings plc (the “Registrant”) hereby incorporates by reference the following exhibits to this report on Form 6-K into its registration statement: file number 333-277306.

Exhibit No.	Description of Document

4.1	Thirty-fourth Supplemental Indenture to the Senior Securities Indenture, dated November 19, 2024.

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special US counsel to the Registrant, dated November 19, 2024.

5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special English counsel to the Registrant, dated November 19, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

Date: November 19, 2024

	By:	/s/ Jonathan Bingham
	Name:	Jonathan Bingham
	Title:	Interim Group Chief Financial Officer